Mail Stop 4561

May 14, 2010

Albert R. Subbloie, Jr.
Tangoe, Inc.
President and Chief Executive Officer
35 Executive Boulevard
Orange, Connecticut 06477

> **Re: Tangoe, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 16, 2010**
> **File No. 333-166123**

Dear Mr. Subbloie:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your financial statements pursuant to Rule 3-12(g) of Regulation S-X.

2. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3. We have received your application dated April 16, 2010 requesting confidential treatment for certain portions of Exhibit 10.24 to your registration statement. We will promptly review the application for confidential treatment. Comments, if any, will be provided in a separate letter. Please be advised that your registration statement will not be declared effective until all issues relating to your confidential treatment request have been resolved.

4. We note that you have included graphic presentations in your registration statement.   To assist us in our evaluation of this information, please provide a camera-ready copy of the artwork in supplemental form. Please be advised that we will contact you separately regarding the graphic text and/or artwork included in your filing and may have further comments.

5. Please specifically disclose the factual basis for and the context of your beliefs, estimates and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all such beliefs and opinions. For example, please remove from your filing, or provide support for your statement under "Our Business" in your prospectus summary that you are "the leading global provider of on-demand communications lifecycle management software and related services…" and "Industry Background and Trends" regarding your estimate that "enterprises globally spend approximately $425 billion annually on their fixed and mobile communications services" on page 1. Ensure that the criteria you evaluated in concluding that you are "the leading" provider are disclosed in reasonable detail, and to the extent appropriate, balance that claim with information concerning parameters with respect to which you are not a leader.

6. You provide information about the market for your products and services that is based upon reports or studies authored by third parties. Please provide supplemental copies of the reports or other source documentation from which this market or other data is extracted.   Also, please clearly mark any third-party sources to highlight the applicable portion or section containing the data you use in the prospectus, and cross-reference it to the appropriate location in your prospectus. Please tell us whether all or any of the third-party reports were prepared for you or for use in connection with the offering. In this regard, we also note your statements on page 72 regarding the estimates of IDC concerning the growth rate of worldwide shipments of business-use mobile devices.

7. You indicate on page 81 that you conduct business with African and Middle Eastern carriers. Please describe the nature and extent of the business you have conducted and continue to conduct in these regions. Such description should provide a specific breakdown on a country-by-country basis as to the amount and nature of the business conducted in these geographic areas.

Risk Factors

Risks Related to Our Business

"Our limited operating history makes it difficult to evaluate our current operations and future prospects, page 11

8. You state that your limited operating history makes it difficult to evaluate your current operations and future prospects. Please reconcile this disclosure with the fact that you have been operating for over ten years. It would seem that the language in this risk factor subcaption referring to a limited operating history is inconsistent with the length of time you have actually operated. Please consider revising to emphasize in the risk factor subcaption and the text of the related risk factor the numerous, uninterrupted fiscal reporting periods in which net losses have been reported.

"Because we collect and recognize revenue over the terms of our customer agreements, lack of customer renewals…," page 12

9. You state that the aggregate effect of a decline in new or renewed customer agreements in any one quarter may negatively affect your revenue in future quarters. Please expand to explain whether you have experienced any such declines in recent periods.   As applicable, disclose the number of new customers acquired by your business and your renewal rates over the most recent periods.

If we fail to successfully migrate to our new accounting system….page 22

10. We note that historically your accounting systems have operated on a platform that you do not believe is sufficient to permit compliance with your financial reporting requirements as a public company and the Sarbanes-Oxley Act. Please clarify whether management and/or your auditors have identified a significant deficiency or material weakness in your internal controls over financial reporting. If so, then please revise to clearly indicate as such and revise to disclose how long you estimate it will take to implement the new accounting system and remediate the deficiency/weakness, if any. Also, disclose any material costs associated with your remediation plan that you have incurred (or that you expect to incur).

<u>"An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price", page 24</u>

11. You state on page 24 that your shares have been approved for trading on the NASDAQ Global Market. Please provide us your basis for that conclusion and reconcile the statement with seemingly inconsistent disclosure elsewhere. In this regard, we note your disclosure on the outside front cover page of your prospectus that you have applied to list your common stock on the NASDAQ Global Market under the symbol "TNGO."

<u>Selected Consolidated Financial Data, page 36</u>

12. Revise to include pro forma earnings per share information giving effect to the number of shares issued in this offering whose proceeds will be used to pay down the outstanding balances of your senior secured term loan and revolving credit facilities. Please ensure that the footnotes to your pro forma disclosures clearly support the calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

<u>Management's Discussion and Analysis of Results of Financial Condition and Results of Operations</u>

<u>Overview, page 40</u>

13. Please tell us what consideration you gave to expanding your "Overview" to identify the qualitative factors that your company's executives focus on in evaluating the financial condition and operating performance of your business on both a short-term and long-term basis. Management's objectives regarding the offering and their views as to whether and how the application(s) of the offering proceeds might improve operating results are unclear. You may also wish to address the material operations, risks and challenges facing your company and how management is dealing with these issues. For example, discuss material risks associated with your strategy to expand, extend and develop your business as discussed on page 11. In this regard, we note your disclosure on page 13 that increased competition may result in additional pricing pressure, reduced sales, shorter-term lengths for customer contracts, lower margins or the failure of your solution to maintain broad market acceptance. You also indicate that future access to additional markets will depend in part on your development of relationships with "major global business process outsourcing companies such as Affiliated Computer Services, IBM and Perot Systems." For guidance, refer to

Section III.A of SEC Release 33-8350, available on our website at
http://www.sec.gov/rules/interp/33-8350.htm.

Key Business Metrics, page 41

14. We note that recurring technology and services revenue growth is a key metric
used to monitor performance and identify trends affecting your business. Please
tell us when you invoice your customers for your on-demand software
arrangements (i.e. monthly, quarterly, annually, etc.) and clarify whether the
deferred revenue balance represents all unearned revenue for these arrangements.
To the extent that your subscription arrangements are firm orders to deliver
services throughout the contract term and to the extent that your deferred revenue
balance does not reflect the entire amount due, then tell us how you considered
disclosing the amount of backlog orders (bookings) resulting from your recurring
revenue arrangements pursuant to Item 101(c)(viii) of Regulation S-K. Also tell
us how you considered including a discussion regarding the nature and origin of
deferred revenue in MD&A.Liquidity and Capital Resources

Liquidity and Capital Resources

Critical Accounting Policies

Stock-based Compensation, page 46

15. Please tell us your proposed IPO price range, when you first initiated discussions
with underwriters and when the underwriters first communicated their estimated
price range and amount for your stock.

16. We note your discussion regarding the various option issuances and the
corresponding valuations of the underlying common stock. With regards to these
disclosures please explain further and revise to disclose in more detail the factors
contributing to the increase in the value of your common stock from $0.47 at
April 29, 2009 to $0.74 at June 30, 2009.

17. When your estimated IPO price is known and included in your registration
statement, please reconcile and explain the difference between the fair value of
the underlying common stock as of the most recent valuation date and the
midpoint of your IPO offering range. This reconciliation should describe
significant intervening events within the company and changes in assumptions as
well as weighting and selection of valuation methodologies employed that explain
the changes in the fair value of your common stock. Please continue to update
this information for any equity issuances made and common stock valuations

performed subsequent to your most recent balance sheet date through the effective date of the registration statement.

Sources of Liquidity, page 66

18. You disclose that you believe your existing cash and cash equivalents, the cash flows from operating activities and the net proceeds from this offering will be sufficient to pay down the long-term debt and meet the anticipated cash needs for at least the next twelve months. Please revise or expand this disclosure to include this determination for the next twelve months without regards to the proceeds from the offering in order to provide investors with management's assessment of capital resources if the offering does not close.

19. You state that your existing cash and cash equivalents, your cash flow from operating activities and your net proceeds from this offering will be sufficient to pay down your long-term debt and to meet your anticipated cash needs for at least the next twelve months. We note however your disclosures on page three that your "strategy is to extend [your] position as the leading global provider of CLM solutions" and on page 11 that you "expect to continue making significant future expenditures to develop and expand [your] business." Please tell us whether you considered these, or any other material planned capital expenditures that may result from a known demand, as where the expenditures are necessary to a continuation of your company's expected growth trend. For guidance, see Section III.B of SEC Release No. 33-6835, available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

20. As a related matter, we note your disclosure on page 11. Please tell us whether you considered what you describe as the "additional significant legal, accounting and other expenses" that you will incur" as a public company in determining your anticipated capital needs over the next twelve months. Consider disclosing the minimum known additional costs that will be associated with your status as a public company.

Quantitative and Qualitative Disclosures About Market Risk, page 69

21. Please advise us as to your consideration to include disclosure regarding the interest rate risk in your debt facilities including the revolving line of credit and term loan as described in Note 9 pursuant to Item 305 of Regulation S-K.

Business, page 71

22. We note your disclosure regarding your acquisitions of Tram Wireless, Inc., Strategies Group, Inc. and Internodes, Inc. on page 40. Please describe the general development of the businesses of these entities during the past five years or for such shorter period as these entities may have been in business. In particular, describe the strategies associated with the acquisitions and how the transactions affected the company.

Management

Executive Officers and Directors, page 86

23. We refer to your biographical disclosure for Messrs. Coit, Goldging, Kaiser and Walley. Please revise your document to describe with specificity the particular experience, qualifications, attributes or skills that led to the conclusion that each of these individuals should serve as directors for your company. See Item 401(e)(1) of Regulation S-K. For additional guidance, please refer to Section II.B.3 of SEC Release No. 33-9089.

Executive Compensation

Components of Our Executive Compensation Program, page 96

24. Concerning the peer group of companies developed by PricewaterhouseCoopers, please tell us whether the performance of the peer group companies was considered as compared to your own. To the extent that such a comparison was made, please tell us how the performance of the peer group company compared to that of your company. In this regard, we note that you have reported net losses for the last three years.

25. You state that you have not had any type of policy or target for allocating between long-term and short-term compensation or between cash and non-cash compensation, but that your compensation committee and board have and will continue to subjectively establish these allocations on an annual basis. Please describe the factors that were considered, and that will be considered, by your compensation committee and board of directors in their subjective establishment of the allocation between the different elements of compensation.

Base Salaries, page 96

26. You state that the increases in the base salaries of Mr. Subbloie, Mr. Martino and Mr. Gamble for 2009 were made because the base salaries of these executives were substantially below the mean base salaries of comparable executive offices

in your private and public company benchmark groups. Please provide your basis for choosing the mean of the base salaries of the peer group companies as a benchmark for setting the base salaries of your executive officers. See Item 402(b)(1)(v) of Regulation S-K. You should also provide similar disclosure regarding the basis for your decision to choose to benchmark the base salaries of your executive officers at the 50th percentile of the companies in your public-company peer group for 2010.

Equity Incentive Awards, page 103

27. In determining the size of equity grants, you state that that your compensation committee and board have historically considered, and will continue to consider, the comparative share ownership levels of employees in your private and public company benchmark groups, your corporate performance and the applicable employee's individual performance. Please revise to disclose the specific items of corporate performance that are taken into account in making decisions to make equity awards to your named executive officers. In this regard, we note your statement that pursuant to your 2010 Stock Incentive Plan, executive officers will be able to receive grants of equity awards at the discretion of your compensation committee. See Item 402(b)(2)(v) of Regulation S-K.

28. As a related matter, your revised document should also disclose how awards of equity to your named executive officers are structured and implemented to reflect these items of your performance, including whether discretion can be or has been exercised (either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout), identifying any particular exercise of discretion, and stating whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

29. You indicate that the annual grant of options to your executive officers in January 2009 was based primarily on your compensation committee's and board's subjective assessment of the levels of executive equity ownership in your comparable private company group and public-company benchmark group. Please revise to describe the subjective assessment of the levels of executive equity ownership of the peer groups conducted by your board. In this regard, you should describe what was considered with respect to the equity ownership of the peer groups' executives, what subjective conclusions were reached by your board in that respect, and how those conclusions affected the equity awards by your company.

Related Party Transactions

Promissory Notes, page 118

30. We note your disclosure regarding the promissory notes relating to the loans made to your chief executive officer. We further note your disclosure regarding your policies and procedures for related party transactions on page 121. Please clarify when the policies and procedures for the review of related party transactions were adopted and whether such policies and procedures were applied to the loans made to Mr. Subbloie. To the extent such policies and procedures were applied, you should describe the manner of such application. In this regard, you indicate that your chief executive officer has the ability to grant "advance approval" of a related party transaction when practicable under the circumstances. Please describe briefly the "advance approval" process.

31. To the extent such policies and procedures regarding the review of related party transactions were applied to the loans made to Mr. Subbloie, please disclose the conclusions reached by your chief financial officer and audit committee regarding the loans. In this regard, we note that in determining whether a related party transaction is appropriate, one of the factors considered by your audit committee is "whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to [you] than the terms that could have been reached with an unrelated party."

32. Your description on page 119 of the transactions with Imagine Financial Partners, LLC provides information about the extent of the related party transaction over the period from the formation of the arrangement through December 31, 2009. To the extent the amounts involved in this transaction exceeded $120,000 in any fiscal year since formation of the agreement: please also indicate the amount paid under the arrangement during such year.

33. In your response letter and with a view to enhance the disclosure in the prospectus, please describe more fully the nature of your relationship with IBM. Clarify whether the relationship is governed by a written agreement that defines the material rights and obligations of the parties with respect to the transactions that accounted for more than 11% of your revenues in the most recent year. In your response letter, please provide your analysis as to why you have not filed any agreements relating to your alliance partnership with IBM as exhibit(s) to your filing.

Principal and Selling Stockholders, page 123

34. In your response letter, please describe the ownership structure of Investor AB. In particular, please identify each shareholder of that entity that directly or indirectly holds in excess of 20% of the equity of Investor Growth Capital. Also, please tell us whether any of the selling shareholders are affiliates of registered broker-dealers.

Financial Statements

Consolidated Balance Sheets, page F-3

35. We note from your disclosures on page F-7 that the outstanding warrants to purchase preferred stock will convert into warrants to purchase common stock upon the closing of this offering. Tell us how you intend to classify the warrants upon conversion. Also, to the extent the warrants will be reclassified into equity, tell us how you considered including the reclassification in your pro forma disclosures on the face of the historical balance sheet as well as in the capitalization table on page 32.

Consolidated Statements of Operations, page F-4

36. We note your revenue line item for "strategic consulting, software licenses and other" includes both product and services. Tell us how you considered Rule 5-03(b)(1) and Rule 5-03(b)(2) of Regulation S-X to separately disclose revenues and cost of revenues for both product and services.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

37. We note from your disclosures on page 42 that "on occasion" you license the Communications Management Platform to customers on a perpetual basis. Tell us the amount of revenue recognized from sale of these arrangements and the percentage of such sales that include maintenance or other elements for each period presented. In addition, you indicate that a portion of the license fee for your multiple element arrangements is allocated to software maintenance based on the value established by independent sales of such maintenance services to customers. Please describe the process you use to evaluate the various factors that affect your VSOE for each element, such as customer type, purchase volume, duration of arrangement, etc. Further, address the issue that if VSOE varies from customer to customer, how you can reasonably estimate fair value and tell us how you considered the guidance in ASC 985-605-25-6 in accounting for such arrangements.

38. We note you recognize implementation fees associated with recurring technology and services engagements ratably over the expected life of the customer relationship. Tell us whether the expected life is determined on an individual or aggregated basis and revise to disclose the average expected life used to recognize revenue.

Cash Held on Behalf of Customers, page F-9

39. We note that the funds held on behalf of your customers for payment of the customer's communications invoices are not included in your consolidated balance sheets. Please clarify whether you have legal ownership over these funds. Also, please explain further how you determined that the funds collected as well as the obligations to the communications company should not be reflected on your consolidated balance sheet. Provide the accounting guidance considered to supports your conclusions.

Note 10. Income Taxes, page F-23

40. Please revise to include a reconciliation of the reported amount of income tax expense/benefit attributable to continuing operations for each year presented to the amount of tax expense/benefit that would result from applying the domestic federal statutory tax rate to pretax income/(loss) from continuing operations

including the estimated amount and the nature of each significant reconciling item pursuant to ASC 740-10-50-12.

41. Please clarify your disclosures on page F-24 where you state the $2.2 million "decrease" in the valuation allowance for fiscal 2008 is primarily attributable to the "increase" in the net operating loss carryforwards and deferred tax assets associated with deferred revenue.

Note 11. Loss Per Share Applicable to Common Stockholders, page F-26

42. Please reconcile the 70,221,184 potentially dilutive convertible preferred stock in the table on page F-26 to the total outstanding shares of Series A convertible and redeemable convertible preferred stock at December 31, 2009 of 66,940,579.

Note 13. Stockholders' Deficit, page F-27

43. Your disclosures on page 128 indicate that the company entered into an amended and restated registrations rights agreement with certain of your stockholders. Please tell us the considerations made in determining whether to disclose this agreement and its terms in the financial statement footnotes.

Common Stock, page F-27

44. Tell us and revise to disclose the fair value of the Series A convertible preferred stock and common stock that was repurchased in connection with the Series F financing and tell us how you determined each value. Also, tell us how the fair values compare to the repurchase prices for both preferred and common stock. In addition, tell us the specific accounting guidance you relied upon in recording the excess amounts for the repurchase of common stock paid to employees as compensation and the amounts paid to non-employees as deemed dividends. Further, tell us how you considered ASC 260-10-S99-2 to record the excess of the purchase price (which approximated fair value) over the carrying value for the Series A convertible preferred stock as a deemed dividend.

Preferred Stock and Common Stock Warrants, page F-31

45. We note your discussion regarding the warrant issued to IBM to purchase up to 11,264,769 shares of the company's common stock. In an effort to better understand this transaction please explain further the nature of the relationship with IBM and the significant terms of the strategic relationship agreement. Also, explain the basis for amortizing the cost of the warrants over a 10 year period considering the strategic relationship agreement is for five years and tell us how you determined that such amounts should be recorded as contra-revenue. In

addition, tell us how you considered the guidance in ASC 505-50-30-11 in determining the measurement date for both the initial 3.1 million warrants issued in October 2009 and the subsequent recognition of probable grants in December 2009 and tell us the number of warrants recognized at such time.

46. We note from the disclosures on page 6 and elsewhere throughout the filing that the outstanding warrants to purchase shares of redeemable preferred stock will automatically convert into warrants to purchase shares of common stock upon the closing of this offering. Please tell us whether this automatic conversion is one of the stated terms in the warrant agreements and if so tell us what consideration you gave to disclosing these terms in the financial statement footnotes.

Part II Information Not Required in Prospectus

Exhibits, page II-4

47. On page 110, you refer to proprietary information, inventions assignment, and non-competition and non-solicitation agreements with your executive officers. Please tell us why you believe these agreements are not "management contracts" as that term is used in paragraph (b)(10)(ii)(A) of Item 601 of Regulation S-K.

48. We note that an amendment to the certificate of incorporation and a restated certificate of incorporation are filed as "forms" and that those documents will be finalized and filed within the state of incorporation in connection with the closing of the offering. Please tell us whether you plan to file the definitive documents in reliance upon Rule 462(d) or otherwise.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melissa Marie Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via Facsimile (617) 526-6000
        John A. Burgess, Esq.
        Philip P. Rossetti, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP